Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – August 2, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on August 2, 2010, its board of directors resolved that Bezeq will implement the internal control provisions pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") in such a manner that will enable its controlling shareholder B Communications Ltd. to satisfy the internal control and disclosure requirements that apply to it under U.S. law.  The implementation of SOX requires internal audits by Bezeq and its subsidiaries and affiliated companies, as well as the engagement of an accounting firm and external consultants, including the implementation by the auditors of the rules and guidelines of the Public Company Accounting Oversight Board.

The Reasons for Approving the Action:

Bezeq is a material subsidiary of B Communications Ltd. Bezeq's compliance with SOX regulations is required by law for the purpose of B Communications’ compliance with the disclosure and internal control requirements that apply to it as a company whose shares are traded in the United States. The implementation of SOX by Bezeq will broaden the scope of Bezeq’s internal controls and will improve its oversight of the accuracy of the information presented in its reports, all of which shall benefit Bezeq.